AmerUs Group Co.
Exhibit 11 - Statement Re: Computation of Earnings Per Share

	For The Three Months Ended June 30,

	2003			2002

	Net	Number of	Per Share	Net	Number of	Per Share
	Income	Shares	Amount	Income	Shares	Amount

	($ in thousands, except share amounts)
Basic EPS
Net Income from Continuing Operations	$43,711	39,162	$1.12	$4,262	40,155	$0.11
Effect of dilutive securities
Options	—	242	(0.01)	—	505	(0.01)
Warrants	—	—	—	—	1	—

Diluted EPS	$43,711	39,404	$1.11	$4,262	40,661	$0.10

	For The Six Months Ended June 30,

	2003			2002

	Net	Number of	Per Share	Net	Number of	Per Share
	Income	Shares	Amount	Income	Shares	Amount

	($ in thousands, except share amounts)
Basic EPS
Net Income from Continuing Operations	$79,501	39,112	$2.03	$29,176	40,749	$0.72
Effect of dilutive securities
Options	—	243	(0.01)	—	507	(0.01)
Warrants	—	—	—	—	56	—

Diluted EPS	$79,501	39,355	$2.02	$29,176	41,312	$0.71

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